UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549



                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)*



                            U.S.B. HOLDING CO., INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    902910108
--------------------------------------------------------------------------------
                                 (CUSIP Number)



                                DECEMBER 31, 2004
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)



Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[   ]    Rule 13d-1(b)

[   ]    Rule 13d-1(c)

[ X ]    Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------------------
          CUSIP No. 902910108
----------------------------------------

--------  -------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Thomas E. Hales
--------  -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)_________________

          (b)_________________
--------  -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------  -------------------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------  ----------  ---------------------------------------  ---------------------------------------
      NUMBER OF            5           SOLE VOTING POWER                        2,888,526 shares (inclusive of
      SHARES                                                                    1,300,997 shares issuable upon the
      BENEFICIALLY                                                              exercise of vested stock options)(see
      OWNED BY                                                                  Item 4)
      EACH
      REPORTING            ----------  ---------------------------------------  ---------------------------------------
      PERSON WITH          6           SHARED VOTING POWER                      988,508 shares (see Item 4)

                           ----------  ---------------------------------------  ---------------------------------------
                           7           SOLE DISPOSITIVE POWER                   2,591,583 shares (inclusive of
                                                                                1,300,997 shares issuable upon the
                                                                                exercise of vested stock options)(see
                                                                                Item 4)
                           ----------  ---------------------------------------  ---------------------------------------
                           8           SHARED DISPOSITIVE POWER                 1,285,451 shares (see Item 4)

-------------------------  ----------  ---------------------------------------  ---------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          3,877,034 shares (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  [__]

--------  -------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          17.9% (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------  -------------------------------------------------------------------------------------------------------------

----------------------------------------
          CUSIP No. 902910108
----------------------------------------

--------  -------------------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

          Alice Marie Hales
--------  -------------------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

          (a)_________________

          (b)_________________
--------  -------------------------------------------------------------------------------------------------------------
3         SEC USE ONLY

--------  -------------------------------------------------------------------------------------------------------------
4         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
-------------------------  ----------  ---------------------------------------  ---------------------------------------
      NUMBER OF            5           SOLE VOTING POWER                        0 shares (see Item 4)
      SHARES
      BENEFICIALLY         ----------  ---------------------------------------  ---------------------------------------
      OWNED BY             6           SHARED VOTING POWER                      988,508 shares (see Item 4)
      EACH
      REPORTING            ----------  ---------------------------------------  ---------------------------------------
      PERSON WITH          7           SOLE DISPOSITIVE POWER                   0 shares (see Item 4)

                           ----------  ---------------------------------------  ---------------------------------------
                           8           SHARED DISPOSITIVE POWER                 988,508 shares (see Item 4)

-------------------------  ----------  ---------------------------------------  ---------------------------------------
9         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          988,508  shares (see Item 4)
--------  -------------------------------------------------------------------------------------------------------------
10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)  [__]

--------  -------------------------------------------------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          4.9%
--------  -------------------------------------------------------------------------------------------------------------
12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

          IN
--------  -------------------------------------------------------------------------------------------------------------

ITEM 1.

(A)      NAME OF ISSUER

         U.S.B. Holding Co., Inc.

(B)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

         100 Dutch Hill Road, Orangeburg, NY  10962


ITEM 2.

(A)      NAME OF PERSON FILING

         Thomas E. Hales and Alice Marie Hales

(B)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

         Thomas E. Hales: c/o Union State Bank, 100 Dutch Hill Road, Orangeburg, NY 10962

         Alice Marie Hales: 66 Brookwood Drive, Briarcliff Manor, NY 10510

(C)      CITIZENSHIP

         Thomas E. Hales: United States

         Alice Marie Hales: United States

(D)      TITLE OF CLASS OF SECURITIES

         Common Stock

(E)      CUSIP NUMBER

         902910108


ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SS.SS.240.13D-1(B), OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

         Not applicable.

ITEM 4.           OWNERSHIP

(A)      AMOUNT BENEFICIALLY OWNED:

         Thomas E. Hales: 3,877,034 shares of Common Stock. This amount includes: (i) 1,290,586 shares of Common Stock owned directly by Mr. Hales; (ii) 625,194 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; (iii) 190,201 shares of Common Stock owned directly by Mrs. Hales; (iv) 296,943 shares of Common Stock owned by the U.S.B. Holding Co., Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the "KSOP") and allocated to Mr. Hales; (v) 173,113 shares of Common Stock owned by the Hales Family Foundation, of which Mr. Hales is a director; and (vi) vested stock options (exercisable within 60 days) to purchase 1,300,997 shares of Common Stock held by Mr. Hales.

         Alice Marie Hales: 988,508 shares of Common Stock. This amount includes: (i) 190,201 shares of Common Stock owned directly by Mrs. Hales; (ii) 625,194 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; and
(iii) 173,113 shares of Common Stock owned by the Hales Family Foundation, which Mrs. Hales is a director.

(B)      PERCENT OF CLASS:

         Thomas E. Hales: 17.9%. This percentage is based upon 20,346,814 shares of Common Stock issued and outstanding as of December 31, 2004, plus the aggregate number of shares which the Reporting Person has the right to acquire within 60 days pursuant to the exercise of vested stock options.

         Alice Marie Hales: 4.9%. This percentage is based upon 20,346,814 shares of Common Stock issued and outstanding as of December 31, 2004.

(C)      NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (I)      SOLE POWER TO VOTE OR TO DIRECT THE VOTE:

         Thomas E. Hales: 2,888,526 shares of Common Stock. This amount includes: (i) 1,290,586 shares of Common Stock owned directly by Mr. Hales; (ii) 296,943 shares of Common Stock owned by the KSOP and allocated to Mr. Hales; and
(iii) 1,300,997 shares of Common Stock issuable upon the exercise of vested stock options (exercisable within 60 days) held by Mr. Hales.

         (II)     SHARED POWER TO VOTE OR DIRECT THE VOTE:

         Thomas E. Hales: 988,508 shares of Common Stock. This amount includes:
(i) 625,194 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales;
(ii) 173,113 shares of Common Stock owned by the Hales Family Foundation, of which Mr. Hales is a director; and (iii) 190,201 shares of Common Stock owned directly by Mrs. Hales.

         Alice Marie Hales: 988,508 shares of Common Stock. This amount includes: (i) 625,194 shares of Common Stock owned jointly by Mr. and Mrs. Hales; (ii) 173,113 shares of Common Stock owned by the Hales Family Foundation, of which Mrs. Hales is a director; and (iii) 190,201 shares of Common Stock owned directly by Mrs. Hales.

         (III)    SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

         Thomas E. Hales: 2,591,583 shares of Common Stock. This amount includes: (i) 1,290,586 shares of Common Stock owned directly by Mr. Hales; and
(ii) 1,300,997 shares of Common Stock issuable upon the exercise of vested stock options (exercisable within 60 days) held by Mr. Hales.

         (IV)     SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

         Thomas E. Hales: 1,285,451 shares of Common Stock. This amount includes: (i) 625,194 shares of Common Stock owned jointly by Mr. Hales and Mrs. Hales; (ii) 296,943 of the shares of Common Stock held by the KSOP that are allocated to Mr. Hales and that represent employee contributions and/or matching employer contributions (collectively, the "401(k) Shares"), as the trustees of the KSOP have shared power (with the respective participants) to dispose or direct the disposition of the KSOP Shares;

(iii) 173,113 shares of Common Stock owned by the Hales Family Foundation, of which Mr. Hales is a director; and (iv) 190,201 shares of Common Stock owned directly by Mrs. Hales.

         Alice Marie Hales: 988,508 shares of Common Stock. This amount includes: (i) 625,194 shares of Common Stock owned jointly by Mr. and Mrs. Hales; (ii) 173,113 shares of Common Stock owned by the Hales Family Foundation, of which Mrs. Hales is a director and (iii) 190,201 shares of Common Stock owned directly by Mrs. Hales.

ITEM 5.           OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not applicable.

ITEM 6.           OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                  PERSON

         Not applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

         Not applicable.

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not applicable.

ITEM 9.           NOTICE OF DISSOLUTION OF A GROUP

         Not applicable.

ITEM 10.          CERTIFICATION

         Not applicable.

                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:   February 14, 2005


                                                         /s/ Thomas E. Hales
                                                         -----------------------
                                                         Thomas E. Hales



                                                         /s/ Alice Marie Hales
                                                         -----------------------
                                                         Alice Marie Hales